                                                      REGISTRATION NO. 333-56850
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                 POST-EFFECTIVE


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          CHARTER COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                   4841                                  43-1857213
      (STATE OR OTHER JURISDICTION             (PRIMARY STANDARD INDUSTRIAL                  (FEDERAL EMPLOYER
   OF INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NUMBER)

                       12444 POWERSCOURT DRIVE, SUITE 100
                           ST. LOUIS, MISSOURI 63131
                                 (314) 965-0555
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CURTIS S. SHAW, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       12444 POWERSCOURT DRIVE, SUITE 100
                           ST. LOUIS, MISSOURI 63131
                                 (314) 965-0555
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                 DANIEL G. BERGSTEIN, ESQ.                                       ALVIN G. SEGEL, ESQ.
                    LEIGH P. RYAN, ESQ.                                          IRELL & MANELLA LLP
                 PATRICIA M. CARROLL, ESQ.                               1800 AVENUE OF THE STARS, SUITE 900
           PAUL, HASTINGS, JANOFSKY & WALKER LLP                          LOS ANGELES, CALIFORNIA 90067-4276
                      399 PARK AVENUE                                               (310) 277-1010
                  NEW YORK, NEW YORK 10022
                       (212) 318-6000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------



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

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities covered by this prospectus, all of which will be borne by the registrant (except expenses incurred by the selling securityholders for brokerage fees, selling commissions and expenses incurred by the selling securityholders for legal services). All amounts shown are estimates except the SEC filing fee.

SEC filing fee..............................................  $1,000,000
Legal fees and expenses.....................................  $  250,000
Accounting fees and expenses................................  $  120,000
Printing expenses...........................................  $  175,000
                                                              ----------
          Total expenses....................................  $  545,000
                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION UNDER THE CERTIFICATE OF INCORPORATION AND BYLAWS OF CHARTER COMMUNICATIONS, INC.

     Charter Communications, Inc.'s certificate of incorporation provides that a director of Charter Communications, Inc. shall not be personally liable to Charter Communications, Inc. or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the directors' duty of loyalty to Charter Communications, Inc. or its shareholders;
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation law; or (iv) for any transaction from which the director derived an improper personal benefit. Charter Communications, Inc.'s bylaws require Charter Communications, Inc., to the fullest extent authorized by the Delaware General Corporation Law, to indemnify any person who was or is made a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he is or was a director or officer of Charter Communications, Inc. or is or was serving at the request of Charter Communications, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, in each case, against all expense, liability and loss (including attorneys' fees, judgments, amounts paid in settlement, fines, ERISA excise taxes or penalties) reasonably incurred or suffered by such person in connection therewith.

INDEMNIFICATION UNDER THE DELAWARE GENERAL CORPORATION LAW.

     Section 145 of the Delaware General Corporation Law, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

     (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,

     (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     (iii) for unlawful payments of dividends or unlawful stock purchases or redemptions, or

     (iv) for any transaction from which the director derived an improper personal benefit. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16.  EXHIBITS



EXHIBITS                             DESCRIPTION
--------                             -----------
 2.1         Merger Agreement, dated March 31, 1999, by and between
             Charter Communications Holdings, LLC and Marcus Cable
             Holdings, LLC (Incorporated by reference to Amendment No. 2 to the registration statement on Form S-4 of Charter
             Communications Holdings, LLC and Charter Communications
             Holdings Capital Corporation filed on June 22, 1999 (File
             No. 333-77499))
 2.6(a)      Asset and Stock Purchase Agreement, dated April 20, 1999,
             between InterMedia Partners of West Tennessee, L.P. and
             Charter Communications, LLC (Incorporated by reference to
             Amendment No. 2 to the registration statement on Form S-4 of
             Charter Communications Holdings, LLC and Charter
             Communications Holdings Capital Corporation filed on June
             22, 1999 (File No. 333-77499))
 2.6(b)      Stock Purchase Agreement, dated April 20, 1999, between TCID
             1P-V, Inc. and Charter Communications, LLC (Incorporated by
             reference to Amendment No. 2 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and
             Charter Communications Holdings Capital Corporation filed on
             June 22, 1999 (File No. 333-77499))
 2.6(c)      RMG Purchase Agreement, dated as of April 20, 1999, between
             Robin Media Group, Inc., InterMedia Partners of West
             Tennessee, L.P. and Charter RMG, LLC (Incorporated by
             reference to Amendment No. 2 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and
             Charter Communications Holdings Capital Corporation filed on
             June 22, 1999 (File No. 333-77499))
 2.6(d)      Asset Exchange Agreement, dated April 20, 1999, among
             InterMedia Partners Southeast, Charter Communications, LLC,
             Charter Communications Properties, LLC, and Marcus Cable
             Associates, L.L.C. (Incorporated by reference to Amendment
             No. 2 to the registration statement on Form S-4 of Charter
             Communications Holdings, LLC and Charter Communications
             Holdings Capital Corporation filed on June 22, 1999 (File
             No. 333-77499))
 2.6(d)(i)   Amendment to Asset Exchange Agreement, made as of October 1,
             1999, by and among InterMedia Partners Southeast and Charter
             Communications, LLC, Charter Communications Properties, LLC
             and Marcus Cable Associates, L.L.C. (Incorporated by
             reference to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October
             18, 1999 (File No. 333-83887))
 2.6(e)      Asset Exchange Agreement, dated April 20, 1999, among
             InterMedia Partners, a California Limited Partnership,
             Brenmor Cable Partners, L.P. and Robin Media Group, Inc.
             (Incorporated by reference to Amendment No. 2 to the
             registration statement on Form S-4 of Charter Communications
             Holdings, LLC and Charter Communications Holdings Capital
             Corporation filed on June 22, 1999 (File No. 333-77499))
 2.6(f)      Common Agreement, dated April 20, 1999, between InterMedia
             Partners, InterMedia Partners Southeast, InterMedia Partners
             of West Tennessee, L.P., InterMedia Capital Partners IV,
             L.P., InterMedia Partners IV, L.P., Brenmor Cable Partners,
             L.P., TCID IP-V, Inc., Charter Communications, LLC, Charter
             Communications Properties, LLC, Marcus Cable Associates,
             L.L.C. and Charter RMG, LLC (Incorporated by reference to
             Amendment No. 3 to the registration statement on Form S-4 of
             Charter Communications Holdings, LLC and Charter
             Communications Holdings Capital Corporation filed on July 2,
             1999 (File No. 333-77499)) (Portions of this exhibit have
             been omitted pursuant to a request for confidential
             treatment.)


                                       11-3

EXHIBITS                             DESCRIPTION
--------                             -----------
 2.7(a)      Purchase and Sale Agreement, dated as of April 26, 1999, by and among InterLink Communications Partners, LLLP, the
             sellers listed therein and Charter Communications, Inc. (now called Charter Investment, Inc.) (Incorporated by reference to Amendment No. 2 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter
             Communications Holdings Capital Corporation filed on June
             22, 1999 (File No. 333-77499))
 2.7(b)      Purchase and Sale Agreement, dated as of April 26, 1999, by and among Rifkin Acquisition Partners, L.L.L.P., the sellers listed therein and Charter Communications, Inc. (now called
             Charter Investment, Inc.) (Incorporated by reference to
             Amendment No. 4 to the registration statement on Form S-4 of
             Charter Communications Holdings, LLC and Charter
             Communications Holdings Capital Corporation filed on July
             22, 1999 (File No. 333-77499))
 2.7(c)      RAP Indemnity Agreement, dated April 26, 1999, by and among the sellers listed therein and Charter Communications, Inc.
             (now called Charter Investment, Inc.) (Incorporated by
             reference to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and
             Charter Communications Holdings Capital Corporation filed on
             July 22, 1999 (File No. 333-77499))
 2.7(d)      Assignment of Purchase Agreement with InterLink
             Communications Partners, LLLP, dated as of June 30, 1999, by and between Charter Communications, Inc. (now called Charter
             Investment, Inc.) and Charter Communications Operating, LLC
             (Incorporated by reference to Amendment No. 4 to the
             registration statement on Form S-4 of Charter Communications
             Holdings, LLC and Charter Communications Holdings Capital
             Corporation filed on July 22, 1999 (File No. 333-77499))
 2.7(e)      Assignment of Purchase Agreement with Rifkin Acquisition
             Partners L.L.L.P., dated as of June 30, 1999, by and between
             Charter Communications, Inc. (now called Charter Investment,
             Inc.) and Charter Communications Operating, LLC
             (Incorporated by reference to Amendment No. 4 to the
             registration statement on Form S-4 of Charter Communications
             Holdings, LLC and Charter Communications Holdings Capital
             Corporation filed on July 22, 1999 (File No. 333-77499))
 2.7(f)      Assignment of RAP Indemnity Agreement, dated as of June 30,
             1999, by and between Charter Communications, Inc. (now
             called Charter Investment, Inc.) and Charter Communications
             Operating, LLC (Incorporated by reference to Amendment No. 4 to the registration statement on Form S-4 of Charter
             Communications Holdings, LLC and Charter Communications
             Holdings Capital Corporation filed on July 22, 1999 (File
             No. 333-77499))
 2.7(g)      Amendment to the Purchase Agreement with InterLink
             Communications Partners, LLLP, dated June 29, 1999
             (Incorporated by reference to Amendment No. 6 to the
             registration statement on Form S-4 of Charter Communications
             Holdings, LLC and Charter Communications Holdings Capital
             Corporation filed on August 27, 1999 (File No. 333-77499))
 2.7(h)      Contribution Agreement, dated as of September 14, 1999, by and among Charter Communications Operating, LLC, Charter
             Communications Holding Company, LLC, Charter Communications,
             Inc., Paul G. Allen and the certain other individuals and
             entities listed on the signature pages thereto (Incorporated by reference to Amendment No. 3 to the registration
             statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887))
 2.7(i)      Form of First Amendment to the Contribution Agreement dated as of September 14, 1999, by and among Charter
             Communications Operating, LLC, Charter Communications
             Holding Company, LLC, Charter Communications, Inc. and Paul
             G. Allen (Incorporated by reference to Amendment No. 5 to
             the registration statement on Form S-1 of Charter
             Communications, Inc. filed on November 4, 1999 (File No.
             333-83887))

                                       11-4

EXHIBITS                             DESCRIPTION
--------                             -----------
 2.8         Contribution and Sale Agreement dated as of December 30,
             1999, by and among Charter Communications Holding Company,
             LLC, CC VII Holdings, LLC and Charter Communications VII,
             LLC (Incorporated by reference to the report on Form 8-K of
             Charter Communications Holdings, LLC and Charter
             Communications Holdings Capital Corporation filed on January
             18, 2000 (File No. 333-77499))
 2.9         Contribution and Sale Agreement dated as of December 30,
             1999, by and among Charter Communications Holding Company,
             LLC and Charter Communications Holdings, LLC (Incorporated
             by reference to the report on Form 8-K of Charter
             Communications Holdings, LLC and Charter Communications
             Holdings Capital Corporation filed on January 18, 2000 (File
             No. 333-77499))
 2.10(a)     Securities Purchase Agreement, dated May 13, 1999, by and
             between Avalon Cable Holdings LLC, Avalon Investors, L.L.C.,
             Avalon Cable of Michigan Holdings, Inc. and Avalon Cable LLC
             and Charter Communications Holdings LLC and Charter
             Communications, Inc. (now called Charter Investment, Inc.)
             (Incorporated by reference to Amendment No. 1 to the
             registration statement on Form S-4 of Avalon Cable of
             Michigan LLC, Avalon Cable of Michigan Inc., Avalon Cable of
             New England LLC and Avalon Cable Finance Inc. filed on May
             28, 1999 (File No. 333-75453))
 2.10(b)     Assignment and Contribution Agreement, entered into as of
             October 11, 1999 by and between Charter Communications
             Holding Company, LLC and Charter Communications, Inc.
             (Incorporated by reference to Amendment No. 3 to the
             registration statement on Form S-1 of Charter
             Communications, Inc. filed on October 18, 1999 (File No.
             333-83887))
 2.10(c)     Assignment Agreement effective as of June 16, 1999, by and among Charter Communications, Inc., Charter Communications
             Holdings LLC, Charter Communications Holding Company, LLC,
             Avalon Cable Holdings LLC, Avalon Investors, L.L.C., Avalon
             Cable of Michigan Holdings, Inc. and Avalon Cable LLC
             (Incorporated by reference to Amendment No. 3 to the
             registration statement on Form S-1 of Charter
             Communications, Inc. filed on October 18, 1999 (File No.
             333-83887))
 2.11(a)     Purchase and Contribution Agreement, dated as of May 26,
             1999, by and among Falcon Communications, L.P., Falcon
             Holding Group, L.P., TCI Falcon Holdings, LLC, Falcon Cable
             Trust, Falcon Holding Group, Inc. and DHN Inc. and Charter
             Communications, Inc. (now called Charter Investment,
             Inc.) (Incorporated by reference to Amendment No. 2 to the registration statement on Form S-1 of Charter
             Communications, Inc. filed on September 28, 1999 (File No.
             333-83887))
 2.11(b)     First Amendment to Purchase and Contribution Agreement,
             dated as of June 22, 1999, by and among Charter
             Communications, Inc., Charter Communications Holding
             Company, LLC, Falcon Communications, L.P., Falcon Holding
             Group, L.P., TCI Falcon Holdings, LLC, Falcon Cable Trust,
             Falcon Holding Group, Inc. and DHN Inc. (Incorporated by
             reference to the quarterly report on Form 10-Q filed by
             Falcon Communications, L.P. and Falcon Funding Corporation
             on August 13, 1999 (File Nos. 333-60776 and 333-55755))
 2.11(c)     Form of Second Amendment to Purchase And Contribution
             Agreement, dated as of October 27, 1999, by and among
             Charter Investment, Inc., Charter Communications Holding
             Company, LLC, Falcon Communications, L.P., Falcon Holding
             Group, L.P., TCI Falcon Holdings, LLC, Falcon Holding Group,
             Inc. and DHN Inc. (Incorporated by reference to Amendment
             No. 5 to the registration statement on Form S-1 of Charter
             Communications, Inc. filed on November 4, 1999 (File No.
             333-83887))
 2.11(d)     Third Amendment to Purchase and Contribution Agreement dated as of November 12, 1999, by and among Charter
             Communications, Inc., Falcon Communications L.P., Falcon
             Holdings Group, L.P., TCI Falcon Holdings, LLC, Falcon Cable
             Trust, Falcon Holding Group, Inc. and DHN Inc. (Incorporated
             by reference to the report on Form 8-K of CC VII Holdings,
             LLC and Falcon Funding Corporation filed on November 26,
             1999 (File No. 033-60776))

                                       11-5

EXHIBITS                             DESCRIPTION
--------                             -----------
 2.12(a)     Purchase Agreement, dated as of May 21, 1999, among
             Blackstone TWF Capital Partners, L.P., Blackstone TWF
             Capital Partners A L.P., Blackstone TWF Capital Partners B
             L.P., Blackstone TWF Family Investment Partnership, L.P.,
             RCF Carry, LLC, Fanch Management Partners, Inc., PBW Carried
             Interest, Inc., RCF Indiana Management Corp, The Robert C.
             Fanch Revocable Trust, A. Dean Windry, Thomas Binning, Jack
             Pottle, SDG/Michigan Communications Joint Venture, Fanch-JV2
             Master Limited Partnership, Cooney Cable Associates of Ohio,
             Limited Partnership, North Texas Cablevision, LTD., Post
             Cablevision of Texas, Limited Partnership, Spring Green
             Communications, L.P., Fanch-Narragansett CSI Limited
             Partnership, and Fanch Cablevision of Kansas General
             Partnership and Charter Communications, Inc. (now called
             Charter Investment, Inc.) (Incorporated by reference to
             Amendment No. 2 to the registration statement on Form S-1 of
             Charter Communications, Inc. filed on September 28, 1999
             (File No. 333-83887))
 2.12(b)     Assignment of Purchase Agreement by and between Charter
             Investment, Inc. and Charter Communications Holding Company,
             LLC, effective as of September 21, 1999 (Incorporated by
             reference to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October
             18, 1999 (File No. 333-83887))
 2.13        Purchase and Contribution Agreement, entered into as of June
             1999, by and among BCI (USA), LLC, William Bresnan,
             Blackstone BC Capital Partners L.P., Blackstone BC Offshore
             Capital Partners L.P., Blackstone Family Investment
             Partnership III L.P., TCID of Michigan, Inc. and TCI Bresnan
             LLC and Charter Communications Holding Company, LLC (now
             called Charter Investment, Inc.) (Incorporated by reference to Amendment No. 2 to the registration statement on Form S-1 of Charter Communications, Inc. filed on September 28, 1999
             (File No. 333-83887))
 2.14(a)     Asset Purchase Agreement, dated as of February 26, 2001,
             among Marcus Cable of Alabama, L.L.C., on the one hand, and
             TCI of Selma, Inc., TCI of Lee County, Inc., TCI Cablevision
             of Alabama, Inc., Alabama T.V. Cable, Inc. and TCI
             Southeast, Inc., on the other hand (Incorporated by
             reference to the annual report on Form 10-K of Charter
             Communications, Inc. filed on March 6, 2001 (File No.
             000-27927))
 2.14(b)     Reorganization Agreement, dated as of February 26, 2001,
             among Charter Communications, Inc., on the one hand, and TCI
             TKR of Alabama, Inc. and TCI Southeast, Inc., on the other hand (Incorporated by reference to the annual report on Form
             10-K of Charter Communications, Inc. filed on March 6, 2001
             (File No. 000-27927))
 2.14(c)     Asset Purchase Agreement, dated as of February 26, 2001,
             among Falcon Cable Systems Company II, L.P., on the one
             hand, and AT&T Broadband, LLC, Communication Services, Inc.,
             Ohio Cablevision Network, Inc., TCI Cablevision of
             California, Inc. and TCI Washington Associates, L.P., on the
             other hand (Incorporated by reference to the annual report on Form 10-K of Charter Communications, Inc. filed on March
             6, 2001 (File No. 000-27927))
 2.14(d)     Reorganization Agreement, dated as of February 26, 2001,
             among Charter Communications, Inc., on the one hand, and TCI
             Cablevision of Nevada, Inc. and TCI West, Inc., on the other hand (Incorporated by reference to the annual report on Form
             10-K of Charter Communications, Inc. filed on March 6, 2001
             (File No. 000-27927))
 2.14(e)     Asset Purchase Agreement, dated as of February 26, 2001,
             among Charter Communications, Inc., Interlink Communications
             Partners, LLC, Charter Communications, LLC and Falcon Cable
             Media, on the one hand, and TCI Cable Partners of St. Louis,
             L.P. and TCI Cablevision of Missouri, Inc., on the other
             hand (Incorporated by reference to the annual report on Form
             10-K of Charter Communications, Inc. filed on March 6, 2001
             (File No. 000-27927))

                                       11-6

EXHIBITS                             DESCRIPTION
--------                             -----------
 2.14(f)     Asset Purchase Agreement, dated as of February 26, 2001,
             among Charter Communications Entertainment I, LLC, on the
             one hand, and St. Louis Tele-Communications, Inc., TCI Cable
             Partners of St. Louis, L.P., TCI Cablevision of Missouri,
             Inc., TCI of Illinois, Inc., TCI TKR of Central Florida,
             Inc. and TCI Holdings, Inc., on the other hand (Incorporated by reference to the annual report on Form 10-K of Charter
             Communications, Inc. filed on March 6, 2001 (File No.
             000-27927))
 2.14(g)     Agreement Regarding Closing Matters, dated as of February
             26, 2001, among Charter Communications, Inc., on behalf of itself, Marcus Cable of Alabama, L.L.C., Falcon Cable
             Systems Company II, L.P., Interlink Communications Partners,
             LLC, Charter Communications, LLC, Falcon Cable Media, and
             Charter Communications Entertainment I, LLC, on the one
             hand, and AT&T Broadband, LLC, on behalf of itself, TCI TKR of Alabama, Inc., TCI of Selma, Inc., TCI of Lee County, TCI
             Cablevision of Alabama, Inc. and Alabama T.V. Cable, Inc.,
             TCI Southeast, Inc., TCI Cablevision of Nevada, Inc., TCI
             West, Inc., Communications Services, Inc., Ohio Cablevision
             Network, Inc., TCI Cablevision of California, Inc., TCI
             Washington Associates, LP., TCI of Illinois, Inc., TCI
             Cablevision of Missouri, Inc., St. Louis
             Tele-Communications, Inc., TCI Cable Partners of St. Louis,
             L.P., TCI TKR of Central Florida, Inc. and TCI Holdings,
             Inc., on the other hand (Incorporated by reference to the
             annual report on Form 10-K of Charter Communications, Inc.
             filed on March 6, 2001 (File No. 000-27927))
 4.1         Form of certificate evidencing shares of Class A common
             stock of registrant (Incorporated by reference to Amendment
             No. 2 to the registration statement on Form S-1 of Charter
             Communications, Inc. filed on September 28, 1999 (File No.
             333-83887))
 4.2         Form of Indenture for Senior Notes/Senior Discount Notes
             (Incorporated by reference to the registration statement on
             Form S-3 of Charter Communications, Inc. filed on March 9,
             2001 (File No. 333-56850))
 4.3         Form of Indenture for Convertible Senior Notes (Incorporated
             by reference to the registration statement on Form S-3 of
             Charter Communications, Inc. filed on March 9, 2001 (File
             No. 333-56850))
 4.4         Form of Indenture for Senior Subordinated Notes
             (Incorporated by reference to the registration statement on
             Form S-3 of Charter Communications, Inc. filed on March 9,
             2001 (File No. 333-56850))
 4.5         Form of Indenture for Convertible Subordinated Notes
             (Incorporated by reference to the registration statement on
             Form S-3 of Charter Communications, Inc. filed on March 9,
             2001 (File No. 333-56850))
 5.1         Opinion of Paul, Hastings, Janofsky & Walker LLP regarding legality*
12.1         Computation of Ratio of Earnings to Fixed Charges
             (Incorporated by reference to the annual report on Form 10-K of Charter Communications, Inc. filed on March 6, 2001 (File
             No. 000-27927))
23.1         Consent of Paul, Hastings, Janofsky & Walker LLP (contained in Exhibit No. 5.1)*
23.2         Consent of Arthur Andersen LLP*
23.3         Consent of KPMG LLP*
23.4         Consent of Ernst & Young LLP*
23.5         Consent of Ernst & Young LLP*
23.6         Consent of KPMG LLP*
23.7         Consent of PricewaterhouseCoopers LLP*
23.8         Consent of PricewaterhouseCoopers LLP*
23.9         Consent of Ernst & Young LLP*
23.10        Consent of PricewaterhouseCoopers LLP*
23.11        Consent of PricewaterhouseCoopers LLP*
23.12        Consent of Greenfield, Altman, Brown, Berger & Katz, P.C.*


                                       11-7

EXHIBITS                             DESCRIPTION
--------                             -----------
23.13        Consent of PricewaterhouseCoopers LLP*
23.14        Consent of Ernst & Young LLP*
23.15        Consent of KPMG LLP*
23.16        Consent of KPMG LLP*
23.17        Consent of Ernst & Young LLP*
23.18        Consent of Ernst & Young LLP*
23.19        Consent of Ernst & Young LLP*
23.20        Consent of Shields & Co.*
24.1         Power of Attorney*
25.1         Statement of Eligibility under the Trust Indenture Act of
             1939 of a Corporation Designated to Act as Trustee on Form
             T-1
* previously filed


                                       11-8

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) herein do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining eligibility of the trustee to act under subsection (a) of
Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of such act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, state of Missouri, on the 22nd day of May 2001.


                                   CHARTER COMMUNICATIONS, INC.

                                   By:               *
                                      ------------------------------------------
                                       Kent D. Kalkwarf
                                       Executive Vice President and Chief
                                       Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                     CAPACITY                         DATE
                ---------                                     --------                         ----

*                                           Chairman of the Board of Directors             May 22, 2001
------------------------------------------
Paul G. Allen

*                                           Director                                       May 22, 2001
------------------------------------------
William D. Savoy

*                                           President, Chief Executive Officer and         May 22, 2001
------------------------------------------  Director (Principal Executive Officer)
Jerald L. Kent

*                                           Director                                       May 22, 2001
------------------------------------------
Nancy B. Peretsman

*                                           Director                                       May 22, 2001
------------------------------------------
Marc B. Nathanson

*                                           Director                                       May 22, 2001
------------------------------------------
Ronald L. Nelson

*                                           Director                                       May 22, 2001
------------------------------------------
Howard L. Wood

*                                           Executive Vice President and Chief Financial   May 22, 2001
------------------------------------------  Officer (Principal Financial Officer and
Kent D. Kalkwarf                            Principal Accounting Officer)


--------------------------------------------------------------------------------

* By: /s/ CURTIS S. SHAW
      ----------------------------------------------------------
      Curtis S. Shaw, Attorney-in-Fact

                                      II-10